Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

LVB ACQUISITION, INC.

56 East Bell Drive

Warsaw, Indiana 46582

Facsimile: (574) 372-1960

Attention: Jonathan M. Grandon

March 6, 2015

RE:	LVB ACQUISITION, INC. NOTICE OF STATUTORY APPRAISAL RIGHTS

Dear Stockholder:

On October 3, 2014, the holder of approximately 97% of the issued and outstanding shares of common stock, par value $0.01 per share (“LVB Common Stock”), of LVB Acquisition, Inc., a Delaware corporation (the “Corporation”), adopted, through an action by written consent of such holders in lieu of a meeting (the “Written Consent”), the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 24, 2014, by and among the Corporation, Zimmer Holdings, Inc., a Delaware corporation (“Parent”), and Owl Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into the Corporation (the “Merger”), with the Corporation continuing as the surviving corporation. For instructions on accessing the Merger Agreement, please see Annex A attached hereto.

Upon the terms and subject to the conditions set forth in the Merger Agreement, holders of outstanding shares of LVB Common Stock and holders of LVB equity-based awards will receive in the aggregate (i) 32,704,677 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”, and such aggregate number of shares of Parent Common Stock, the “Aggregate Stock Consideration”) and (ii) $10.35 billion, plus the fair market value of all cash, cash equivalents and marketable securities of the Corporation and its Subsidiaries (as defined in the Merger Agreement) on the date immediately preceding the closing date of the Merger (subject to certain adjustments), plus the amount of certain fees, costs and expenses of the Corporation, minus the aggregate amount necessary to pay off certain existing funded debt of the Corporation and its Subsidiaries (estimated to be approximately $5.7625 billion as of December 31, 2014) (such cash amount, as adjusted, the “Aggregate Adjusted Cash Consideration”, and together with the Aggregate Stock Consideration, the “Aggregate Merger Consideration”). The precise amount of the Aggregate Merger Consideration will not be known until shortly before the effective time of the Merger (the “Effective Time”).

The Merger Agreement provides that each share of LVB Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) each share of LVB Common Stock that is owned by Parent, Merger Sub, any Subsidiary of Parent or Merger Sub, or held in the treasury of the Corporation or owned by the Corporation or any Subsidiary of the Corporation and (ii) each share of LVB Common Stock as to which the holder thereof shall have properly complied with the provisions of Section 262 (“Section 262”) of the General Corporation Law of the State of Delaware (the “DGCL”) as to appraisal rights) shall be automatically converted into and shall thereafter represent the right to receive:

•

a fraction of a share of Parent Common Stock equal to the quotient obtained by dividing (i) the sum of (A) the Aggregate Stock Consideration and (B) the quotient obtained by dividing the aggregate exercise price of all outstanding in-the-money LVB stock options outstanding immediately prior to the Effective Time by $91.73 and multiplying such quotient by the ratio which the Aggregate Stock Consideration bears to the Aggregate Merger Consideration, by (ii) the sum of (A) the aggregate number of all outstanding shares of LVB Common Stock, (B) the aggregate number of shares of LVB Common Stock issuable in respect of all outstanding in-the-money LVB stock options and (C) the aggregate number of shares of LVB Common Stock deliverable pursuant to all outstanding LVB stock-based awards, in each case, outstanding immediately prior to the Effective Time; and

•

an amount in cash equal to the quotient obtained by dividing (i) the sum of (A) the Aggregate Adjusted Cash Consideration and (B) the product of the ratio which the Aggregate Adjusted Cash Consideration bears to the Aggregate Merger Consideration and the aggregate exercise price of all outstanding in-the-money LVB stock options outstanding immediately prior to the Effective Time by (ii) the sum of (A) the aggregate number of all outstanding shares of LVB Common Stock, (B) the aggregate number of shares of LVB Common Stock issuable in respect of all outstanding in-the-money LVB stock options and (C) the aggregate number of shares of LVB Common Stock deliverable pursuant to all outstanding LVB stock-based awards, in each case, outstanding immediately prior to the Effective Time.

For illustrative purposes only, if the capitalization of LVB immediately prior to the Effective Time was the same as of January 19, 2015, and assuming, for the purpose of calculating the Aggregate Adjusted Cash Consideration, that at the closing of the Merger (i) the fair market value of all cash, cash equivalents and marketable securities of LVB and its Subsidiaries (subject to certain adjustments) equaled $340.3 million, (ii) the amount of the applicable fees, costs and expenses of LVB equaled $25.8 million and (iii) the aggregate amount necessary to pay off the applicable funded debt of LVB and its Subsidiaries equaled $5.7625 billion, each holder of LVB Common Stock would receive $8.54 in cash and 0.0564 of a share of Parent Common Stock for each share of LVB Common Stock held by such holder.

For instructions on accessing additional information regarding the Merger Agreement as set forth in the Corporation’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014, please see Annex B attached hereto. For instructions on accessing additional information regarding the Corporation’s most recent financial information as set forth in the Corporation’s Form 10-Q filed with the SEC on January 14, 2015 and Form 10-K filed with the SEC on August 20, 2014, please see Annex C attached hereto. For instructions on accessing additional information regarding Parent’s most recent financial information as set forth in Parent’s Form 10-K filed with the SEC on February 23, 2015, please see Annex D attached hereto.

For more information concerning the Merger, the Corporation and Parent, holders of LVB Common Stock may wish to consult the registration statement on Form S-4 filed by Parent with the SEC and declared effective by the SEC on September 29, 2014, which includes a consent solicitation statement of the Corporation (the “Form S-4”) (including the unaudited prospective financial information set forth therein) and which is incorporated by reference herein. For instructions on accessing the Form S-4, please see Annex E attached hereto.

STATUTORY APPRAISAL RIGHTS NOTICE

Background

The Merger Agreement provides that each share of LVB Common Stock that is issued and outstanding immediately prior to the Effective Time will not be converted into the right to receive the Merger Consideration if the holder of such share of LVB Common Stock validly exercises and perfects statutory appraisal rights with respect to such share, although such share will be automatically converted into the Merger Consideration on the same basis as all other shares are converted in the Merger when and if the holder of such share withdraws his, her or its demand for appraisal or otherwise becomes legally ineligible to exercise appraisal rights.

Appraisal Rights Pursuant to Delaware Law

This notice serves as notice of rights of appraisal pursuant to Section 262. The discussion of the provision set forth below is not intended to be a complete statement of appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is attached as Annex F hereto for your review. This summary and Section 262 should be reviewed carefully by any stockholder who has the right to seek appraisal and wishes to exercise statutory appraisal rights or wishes to preserve the right to do so, since failure to comply with the required procedures will result in the loss of such rights. A brief summary of the procedures to perfect appraisal rights under Section 262 is set forth below. Unless otherwise noted, all references in the summary set forth below to a “stockholder” are to a record holder of LVB Common Stock immediately prior to the Effective Time.

For purposes of Section 262(d)(2) of the DGCL, the record date for determining the stockholders entitled to receive this notice shall be March 6, 2015. To exercise appraisal rights under Delaware law with respect to its shares, a stockholder must:

•

by March 26, 2015, not later than 20 days after the date of the mailing of this notice, deliver a written demand for appraisal to Jonathan M. Grandon, Senior Vice President and General Counsel at 56 East Bell Drive, Warsaw, Indiana 46582, which demand must identify the stockholder and the stockholder’s intent to demand appraisal of such stockholder’s shares;

•	continuously hold the dissenting shares from the date the demand was made through the Effective Time;

•	not vote any of the dissenting shares such stockholder holds in favor of or otherwise consent to the Merger; and

•	follow the procedures set forth in Section 262.

Neither voting against, abstaining from voting on, failing to vote on nor failing to consent to the proposal to approve and adopt the Merger and the Merger Agreement will constitute a written demand for appraisal within the meaning of Section 262.

Appraisal rights are available only to the record holders of LVB Common Stock. If a stockholder wishes to exercise appraisal rights but has a beneficial interest in shares which are held of record by or in the name of another person, such stockholder should act to cause the record holder to follow the procedures set forth in Section 262 to perfect any appraisal rights.

A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder’s name appears on the stockholder’s stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners.

The Delaware Court of Chancery (the “Chancery Court”) will determine the “fair value” of the shares upon the commencement of an appraisal proceeding after the filing of a petition by either the surviving corporation or any stockholder who has complied with the above requirements for seeking appraisal, with a copy served on the surviving corporation in the case of a petition filed by any such stockholder. Such petition must be made within 120 days after the Effective Time. The Corporation is under no obligation to and does not currently intend for the surviving corporation to file a petition. Accordingly, it is the obligation of the holders of LVB Common Stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of LVB Common Stock within the time period prescribed in Section 262.

Within 120 days after the Effective Time, upon written request, the dissenting stockholder is entitled to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which appraisal rights have been demanded and the aggregate number of holders of such dissenting shares. The surviving corporation must mail the statement within 10 days after the stockholder’s written request for the statement is received or within 10 days after the period for making appraisal demands has expired under Section 262(d) of the DGCL, whichever is later. A person who is the beneficial owner of shares of LVB Common Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file an appraisal petition described in the immediately preceding paragraph or request from the surviving corporation the statement described in this paragraph. If no petition is filed by either the surviving corporation or the dissenting stockholder within the 120 day period, the appraisal rights of the dissenting stockholder will cease.

In the event the surviving corporation or the dissenting stockholder files a timely petition for appraisal, the surviving corporation will then be obligated, within 20 days after service of a copy of such petition is made upon the surviving corporation, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of LVB Common Stock and with whom agreements as to the value of their shares of LVB Common Stock have not been reached. After notice to the stockholders as required by the Chancery Court, at the hearing on such petition, the Chancery Court shall determine which former holders of shares of LVB Common Stock have complied with Section 262 and are entitled to an appraisal of their shares of LVB Common Stock. The Chancery Court may require dissenting stockholders who hold shares of LVB Common Stock represented by certificates to submit their certificates formerly representing shares of LVB Common Stock for notation thereon of the pendency of appraisal proceedings, and if any dissenting stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

After determination of the stockholders entitled to an appraisal of their shares of LVB Common Stock, the appraisal proceeding shall be conducted in accordance with the rules of the Chancery Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Chancery Court shall determine the fair value of the shares of LVB Common Stock held by such stockholders as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with such rate of interest, if any, as the Chancery Court may determine. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the value of the Merger Consideration they would receive if they did not seek appraisal of such shares. In determining the “fair value” of shares, the Chancery Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that such factors include “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” When the value is so determined, the Chancery Court will direct the payment by the surviving corporation of such value, together with such rate of interest, if any, as the Chancery Court may determine, to the stockholders entitled thereto, upon the surrender to the surviving corporation by each such stockholder of the certificates formerly representing such shares of LVB Common Stock. Unless the Chancery Court, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. The Chancery Court will determine the costs of the proceeding and apportion them among the parties to the proceeding as it deems equitable. However, such costs do not include attorneys’ and expert witness fees. Each stockholder that seeks an appraisal of his, her or its shares of LVB Common Stock is responsible for his, her or its own attorneys’ and expert witness fees and expenses, although upon application of a dissenting stockholder, the Chancery Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares of LVB Common Stock entitled to appraisal.

Any dissenting stockholder may withdraw a demand for appraisal and accept the Merger Consideration by delivering to the surviving corporation a written withdrawal of the demand for appraisal, provided that (1) any attempt to withdraw a demand for appraisal made more than 60 days after the Effective Time will require written approval of the surviving corporation, and (2) no appraisal proceeding in the Chancery Court may be dismissed as to any stockholder without the approval of the Chancery Court conditioned on such terms as the Chancery Court deems just, provided, further, that any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party will have the right, without the written approval of the surviving corporation or the Chancery Court, to withdraw his, her or its demand for appraisal within 60 days after the Effective Time and to accept the Merger Consideration.

Although the Corporation believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value of any stockholder’s shares of LVB Common Stock by the Chancery Court. Holders of shares of LVB Common Stock considering seeking appraisal should recognize that such an appraisal could result in a determination of a value that is more than, the same as or less than the Merger Consideration. Moreover, the Corporation does not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of LVB Common Stock is less than the Merger Consideration (and to argue that the stockholder is not entitled to appraisal rights as described above).

The receipt of payment for his, her or its shares of LVB Common Stock by a dissenting stockholder may result in the recognition of gain or loss for federal income tax purposes.

The foregoing summary does not purport to be a complete statement of the provisions of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached as Annex F hereto, which is incorporated herein by reference. All of the holders of LVB Common Stock that wish to exercise appraisal rights pursuant to Delaware law or that wish to preserve their right to do so should carefully review Annex F, since failure to comply with the procedures set forth therein will result in the loss of such rights. From and after the Effective Time, holders of certificates formerly representing shares of LVB Common Stock who have demanded appraisal rights as provided in Section 262 are not entitled to vote their shares of LVB Common Stock for any purpose and are not entitled to receive payment of dividends or other distributions on their shares of LVB Common Stock payable to stockholders of record thereof (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Time). Stockholders who are considering dissenting are encouraged to consult legal counsel in connection with compliance with the procedures set forth in Section 262.

[Signature page follows]

By Order of the Board of Directors

LVB ACQUISITION, INC.

Warsaw, IN March 6, 2015	By:

Name:	Jonathan M. Grandon
Title:	Senior Vice President and General Counsel

ANNEX A

MERGER AGREEMENT

The Merger Agreement can be accessed at the following internet address:

https://www.sec.gov/Archives/edgar/data/351346/000119312514169424/d717269dex21.htm

A-1

ANNEX B

THE CORPORATION’S FORM 8-K

The Corporation’s Form 8-K disclosing the Merger Agreement can be accessed at the following internet address:

https://www.sec.gov/Archives/edgar/data/351346/000119312514169424/d717269d8k.htm

B-1

ANNEX C

THE CORPORATION’S FORM 10-Q and 10-K

The Corporation’s Form 10-Q and 10-K filed with the Securities and Exchange Commission can be accessed at the following internet address:

10-Q:

https://www.sec.gov/Archives/edgar/data/351346/000140236615000003/bmet-10qx11302014.htm

10-K:

https://www.sec.gov/Archives/edgar/data/351346/000140236614000016/bmet-5312014.htm

C-1

ANNEX D

PARENT’S FORM 10-K

Parent’s Form 10-K filed with the Securities and Exchange Commission can be accessed at the following internet address:

10-K:

http://www.sec.gov/Archives/edgar/data/1136869/000119312515058361/d842425d10k.htm

D-1

ANNEX E

FORM S-4

Parent’s registration statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger can be accessed at the following internet address:

http://www.sec.gov/Archives/edgar/data/1136869/000119312514355020/d766338ds4a.htm

E-1

ANNEX F

SECTION 262 OF THE GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer Holdings, Inc. (“Zimmer”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB Acquisition, Inc. (“LVB”) that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus because it contains important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus and other related documents filed by Zimmer and Biomet’s parent company, LVB, with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.